DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

No Act
P.E. 1-22-03

03017674

March 14, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/14/2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel by Richard G. and Marlene S. Davis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: Richard G. and Marlene S. Davis
7086 S. Cook Way
Centennial, CO 80122-1848

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholders Richard G. and Marlene S. Davis (the "Proponents") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

Discussion of Reasons for Omission

I. **Rule 14a-8(i)(2) — THE PROPOSAL MAY BE OMITTED, IF THE PROPOSAL, IF IMPLEMENTED, WOULD REQUIRE THE REGISTRANT TO VIOLATE ANY STATE OR FEDERAL LAW.**

The Proposal requests that salaries of all senior management be reduced by at least 50% to no more than $300,000 and that all cash bonuses and stock options be suspended until the dividend is increased to $1.50. The Company cannot implement the Proposal without clearly violating state contract law provisions. The Company has valid existing agreements with individuals holding key managerial and executive positions, including Chairman and Chief Executive Officer Wayne H. Brunetti that will last at least until 2005 and in some cases for many years beyond that. These agreements provide for a level of salary and benefits that is in excess of that that would be permitted under the Proposal. These individuals are included among the definition of "senior management" in the Proposal (i.e., "any employee at the vice-presidential rank or its salaried equivalent or above on October 20, 2002, in either the Xcel or NRG organizations."). Moreover, each of the other members of senior management is party to an executive severance policy that, pursuant to section 4.2(a)(11), permits the executive to quit and receive severance pay if his or her salary is reduced. Although the Proposal does not explicitly state that affected employees will not be entitled to severance benefits, it implies that that is the case. To read it otherwise make no sense because then the executives would be entitled to the money Proponents would have deducted from their compensation. Consequently, the Company cannot comply with the Proposal without also violating the severance policies.

In order to comply with the Proposal, the Company's board of directors would have to extricate the Company from a series of duly executed contracts, thereby unilaterally breaching a series of existing contracts in violation of state law. In the past, the Staff has taken a no action position in similar circumstances. *See Brunswick Corp.* (available January 31, 1983); *Mobil Corp.* (available February 20, 1985). *See also Mobil Corp.* (available February 20, 1985) (proposed discontinuation of company's payment of PAC expenses would be a unilateral breach of contract violating Delaware law); *Eaton Corp.* (available February 24, 1988) (termination of existing business relationships with South Africa, including termination of licensing, management or franchise agreements, properly excluded because, if implemented, would require company to violate Ohio law and existing contracts); *Firestone Tire & Rubber Co.* (available December 8, 1987) (sustained for grounds described in *Eaton*). This guideline applies equally to proposals concerning executive compensation arrangements that do not involve a change in control. *Equimark Corp.* (available February 13, 1992).

The Company cannot possibly implement this Proposal without extricating itself from valid agreements and thereby violating the law.

II. **Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.**

If the Commission does not agree with the Company that the Proposal can be excluded from the Company's proxy materials under Rule 14a-8(i)(2) because its implementation would require the Company to violate state law, then the Proposal should be considered a matter of ordinary business operations.

Rule 14a-8(i)(7) permits a company to omit a proposal if it "deals with a matter relating to the company's ordinary business operations." The impetus behind the adoption of the rule was twofold: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 40018 (May 21, 1998). Thus, the Staff reserves "resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In the past, proposals dealing with the setting of executive compensation and pension rights had generally been considered ordinary business. *Chemical Banking Corp.* (available December 19, 1989); *Carolina Power and Light* (available March 25, 1983). *See also Curtain v. American Telephone & Telegraph Co.*, 124 F.Supp. 197 (S.D. N.Y. 1954). Then, in 1992, the staff reversed wholesale its prior position on executive compensation arrangements. In a group of ten rulings handed down simultaneously, the staff held that "[i]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation [or director compensation] no longer can be considered matters relating to a registrant's ordinary business." Seven of these February 13, 1992 holdings concern senior executive compensation. *Baltimore Gas and Electric.*; *Bell Atlantic Corp.*; *Black Wills Corp.*; *Eastman Kodak Co.*; *Battle Mountain Gold Co.*; *Equimark Corp.*; *International Business Machines Corp.* The other three February 13, 1992 rulings discuss director compensation, which the staff has declared "particularly within the prerogative of shareholders to oversee." *Aetna Life and Casualty Co.*; *Grumman Corp.*; *Chrysler Corp.* The staff has continued to treat issues of executive compensation along these lines. *See Baker Hughes Inc.* (available Nov. 20, 1992) (proposal limiting performance plans, short or long-term incentives and stock option awards to executive officers not excludable); *New York State Electric and Gas Corp.* (available Mar. 11, 1993) (proposal requesting at least a month advance notice to shareholders be given before any vote on any pay or pension increases for its executive officers not excludable). However, the definition of "senior management" provided by Proponents goes beyond the definition of "executive officer" provided in the rules under Securities Exchange Act of 1934, which focuses on an individual's responsibility, not merely title. Proponents urge that all vice-presidents, in the Xcel and NRG organizations, regardless of responsibility, should suffer a dramatic 50% pay cut for conditions that may be entirely out of their control. This potentially could apply to vice-presidents of relatively insignificant subsidiaries. Moreover, even though in Staff Legal Bulletin No. 14A the Staff recently announced that it was revising its "ordinary business" position relating to proposals focusing on equity compensation plans, this new approach would not apply to the Proposal. The Proposal is not limited to senior executives of Xcel Energy and does not reference dilution. Accordingly, the Proposal would seriously contravene the staff's long standing rule that proposals concerning compensation to non-executives may be excluded under Rule 14a-8(c)(7) as matters relating to the conduct of ordinary business. *Austin v. Consolidated Edison Company of New York, Inc.* (DC SNY, 92 Civ. 1576

MBM, 3/26/92) (affirming the staff's ruling in *Consolidated Edison Co.* (available February 13, 1992)). *See also Battle Mountain Gold Co.* (available February 13, 1992); *Grumman Corp.* (available February 13, 1992); *Chrysler Corp.* (available February 13, 1992); *Roadway Services Inc.* (available Mar. 16, 1993).

In addition, this Proposal is not phrased in terms usually reserved for social policy considerations, such as the relative payments to executives versus other employees or average workers. This Proposal is solely intended to punish executives for arguably bad business decisions.

The Proposal should be excluded because it relates to the ordinary course of business for the Company.

III. Rule 14a-8(i)(1) — THE PROPOSAL MAY BE OMITTED IF IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS UNDER THE LAWS OF THE ISSUER'S DOMICILE

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(2) or Rule 14a-8(i)(7), then the Proposal should be considered not a proper subject for action by security holders under the laws of the issuer's domicile. According to the note to Rule 14a-8(i)(1), a proposal that would be binding on the Company if approved by shareholders may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under state law. *See also United Bankshares, Inc.* (available Mar. 16, 1993).

The SEC's rationale for excluding certain mandatory proposals and permitting precatory proposals is based under an analysis of whether such proposals infringe upon the directors' statutory authority to manage the corporation:

> [I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

Exchange Act Release 34-12999 (November 22, 1976), cited in the 1983 Release.

The Proposal is *not* a request for action by the Board, it is, at least according to its Proponents, a demand for action by shareholders. If implemented, the Proposal would prevent the Company's directors from continuing to make determinations and recommendations on behalf of the Company regarding the Company's salary and bonus structure. This is a textbook example of a proposal that should be excluded as being an improper subject for security holder action. *See* Minnesota Statute 302A.201, Subdivision 1 ("the business affairs of a corporation shall be managed by or under the direction of a board").

IV. **Rule 14a-8(i)(13) — THE PROPOSAL MAY BE OMITTED IF IT IS RELATED TO A SPECIFIC AMOUNT OF CASH OR STOCK DIVIDENDS**

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. In *Commonwealth Energy System* (available February 14, 1997), a stockholder's proposal sought to limit the rate of increase in the salaries of the company's top 150 officers and employees to the rate of increase in the company's dividend pay-out. Even though the proposal did not specify the amount of dividends to be paid, the Staff allowed the company to exclude the proposal because it would have had the effect of determining the company's dividend policy by linking the payment of executive compensation to the payment of dividends pursuant to a formula. *See also Central Vermont Public Service Corporation* (available November 30, 1995) (permitting exclusion of proposal to reduce executive salaries by 25% and freeze bonuses and stock options until dividends have been restored to a particular level); *Banknorth Group, Inc.* (available January 20, 1995) (permitting exclusion of proposal to disallow payment of bonus or incentive compensation to officers until dividend payment restored to a particular level). As in these instances, the Proposal, if implemented, would have the effect of determining the Company's dividend policy by linking the amount of dividends paid to shareholders to the amount of compensation paid to "senior management." Because the Proposal's linking of dividends and compensation would have the effect of determining the specific amount of dividends to be paid to shareholders, the Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(13).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

RJJ/JDRP

EXHIBIT A

DAVIS

7086 SOUTH COOK WAY
LITTLETON, COLORADO 80122

November 3, 2002

Dear Ms Hart;

Enclosed is a proposal for the 2003 Shareholders' Meeting.

If you have any questions, please feel free to call me. My telephone number is 303-770-7416.

Sincerely

Richard G Davis

Marlene J. Davis

Attachment

RECEIVED
NOV - 7 2002
CORPORATE SECRETARY

PROPOSAL FOR THE 2003 ANNUAL SHAREHOLDERS' MEETING

Richard G. and Marlene S. Davis, 7086 S. Cook Way, Centennial, Colorado 80122-1848, beneficial owners as of November, 2002 of 5046 shares have given notice that they intend to present for action at the annual meeting the following resolution:

Whereas Xcel Energy has reduced its dividend by 50% from $1.50 to $ .75 cents per annum.

Whereas Xcel's written explanation for the necessity of such a reduction was, "the goal of funding the growth of our core business through internal cash flow, reducing our reliance on debt and equity financing and the need to retain internal cash to reduce our corporate debt."

Whereas Xcel's senior management has demonstrated a lack of managerial skills in managing its NRG subsidiary which has caused both the reduction in the share price of its common stock and the reduction of its dividend and ultimately caused a negative public image.

Whereas senior management's inability to manage properly NRG has further been demonstrated by the absence of NRG's operational results in Xcel's third quarter earnings report issued on October 2, 2002. Further, NRG is on the brink of bankruptcy since it is unable or unwilling to pay the interest or principal on its debt. These facts raise grave doubts as to the wisdom of management's committing millions of dollars to the repurchase of NRG's common stock in 2002.

Therefore be it resolved that:

Senior management's salaries be reduced by at least 50% to no more than $300,000 per annum. That all cash bonuses and stock options be suspended. Senior management is defined as any employee at the vice-presidential rank or its salaried equivalent or above on October 20, 2002 in either the Xcel or NRG organizations. When the cash dividend per share has been increased, then salaries can then be increased by the same incremental percentage as the increase in the common stock dividend. Stock options and bonuses shall be suspended until the dividend per share has been restored to $1.50.

Such a reduction in salaries, bonuses, and stock options would be in accord with management's stated goals of growing internal cash flow, reducing corporate debt, and equity financing. Management should share a reduction in compensation of the same magnitude as the shareholders have suffered.

Please cast your proxy for this realistic proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal mandates that senior management's salaries be reduced by at least 50% to no more than $300,000 per annum, cash bonuses and options be suspended, link salaries to dividends, and stock options and bonuses be suspended until the dividend per share is restored to $1.50.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xcel relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor